Filed by Enerflex Ltd.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Exterran Corporation

Commission File No. 001-36875

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

EVENT DATE/TIME: JANUARY 24, 2022 / 1:30PM GMT

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	1

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

CORPORATE PARTICIPANTS

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Stefan Ali Enerflex Ltd.—Director of Strategy, Risk & IR

CONFERENCE CALL PARTICIPANTS

Aaron MacNeil TD Securities Equity Research—Equity Research Analyst

Keith MacKey RBC Capital Markets, Research Division—Analyst

Sunil K. Sibal Seaport Global Securities LLC—MD & Senior Energy Infrastructure Analyst

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the Enerflex Transaction Conference Call. (Operator Instructions) Please be advised that today’s conference is being recorded. (Operator Instructions). I would now like to hand the conference over to your speaker today, Mr. Stefan Ali, Vice President of Investor Relations and Strategy. Mr. Ali, the floor is yours.

Stefan Ali Enerflex Ltd.—Director of Strategy, Risk & IR

Thank you, operator, and thanks to everyone joining us today. This morning, Enerflex announced plans to combine with Exterran to create a leading global energy infrastructure platform. On this morning’s call are Marc Rossiter, Enerflex’s President and Chief Executive Officer; and Sanjay Bishnoi, Enerflex’ Senior Vice President and Chief Financial Officer.

In addition to this morning’s press release, Enerflex has posted an investor presentation on its website, which we’ll refer to in this morning’s comment. Today’s discussion will include forward-looking statements regarding expectations for future performance and business prospects.

Forward-looking information involves risks and uncertainties, and the stated expectations could differ materially from actual results or performance. For more information, please see the advisory comments within our news release and presentation. Also note that all financial figures in the presentation and being discussed today are in U.S. dollars unless otherwise stated.

We’ll proceed on the basis that you’ve all taken the opportunity to read this morning’s press release. I’ll now turn the call over to Marc.

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Thanks, Stefan, and good morning, everyone. We’re very excited today to announce the execution of an agreement to combine Enerflex and Exterran, 2 global leaders in modular energy solutions, each with decades of experience, diversified operations and outstanding safety and operational performance.

This transaction is exciting for a multitude of reasons. First, I’ll address the financial benefits to shareholders. The transaction approximately doubled adjusted EBITDA is over 50% accretive to Enerflex’ cash flow per share and subject to final price allocation is roughly 50% accretive to earnings per share while presenting significant opportunities to improve efficiencies.

We are targeting at least $40 million of annual run rate cost synergies to be fully realized within 12 to 18 months following transaction close. Second, our respective platforms are highly complementary. For decades, we have conducted business in similar geographies, harnessing our respective expertise and modularized energy solutions. For Enerflex, our core competence as a single-source supplier of natural gas compression, gas processing, refrigeration and electric power generation equipment will be enhanced by Exterran’s expertise in cryogenic applications and produced water reuse and recycling.

In addition, the combined entity will have greater financial and operational capabilities required to address both the core natural gas markets and energy transition initiatives, including carbon capture, utilization and storage, renewable natural gas, hydrogen and electrification.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	2

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

For our customers, the increased breadth of our offerings provides unparalleled flexibility, positioning us as a premier supplier for their energy infrastructure needs. Similarly, the added depth to our aftermarket service businesses ensures the continuation of quality and timeliness that our customers have come to expect.

By combining, we are bringing together the best of our businesses from an operations and skill set perspective, improving our cost competitiveness in the markets where we participate and leveraging our respective histories of technical excellence and modularized energy solutions.

Third, for over 7 years, Enerflex has executed upon its strategic priority of increasing recurring revenues to lessen the impact of industry cycles on its earning profile. We’ve done so by investing in global energy infrastructure assets that generate stable, predictable recurring revenues.

Our goal was to generate at least 50% of mid-cycle revenues from recurring sources. As shown on Slide 10 of our presentation, the combined business will achieve that goal on a gross margin basis. And the higher margins associated with our expanded energy infrastructure platform will strengthen our resiliency, improve earnings power and enhance value for our shareholders.

Our manufacturing and service divisions will remain key pillars to Enerflex’s value proposition, adding additional depth in cryogenic gas processing and water reuse and recycling technologies and differentiating us through our unparalleled global service capabilities.

Lastly, to believe in Enerflex is to believe in natural gas. Natural gas is a growth fuel that together with renewables will reduce global greenhouse gas emissions. This demand strength is evidenced by our fourth quarter 2021 Engineered Systems bookings of over $300 million, our highest bookings quarter since 2018.

As illustrated on Slide 7 of the presentation, this transaction deepens our presence within key natural gas growth regions particularly those that are still progressing towards reliable electricity access for their citizens. Concurrently, as the global energy landscape evolves, so will the needs of our customers including those who seek lower carbon energy transition solutions.

Enerflex has served these markets for nearly 40 years with an extensive resume of solutions handling carbon dioxide, biofuels, hydrogen and electricity. With this transaction, our portfolio of environmental solutions expands to include the cost-effective treating of produced water, where Exterran brings over 20 years of experience and treatment of over 5 billion barrels of produced water globally.

Today’s transaction will be structured as an all-share deal, where each outstanding common stock of Exterran will be exchanged for 1.021 shares of Enerflex. The transaction value represents an 18% premium to Exterran’s enterprise value as of January 21, 2022 and implies a 2022 estimated enterprise value to adjusted EBITDA of 3.6x, including synergies.

Upon closing of the transaction, the combined company will have approximately 124 million shares outstanding of which 72.5% will be held by Enerflex shareholders and 27.5% will be held by Exterran shareholders. The combined entity will carry on business under the Enerflex name and we plan to be dual listed on both the Toronto Stock Exchange and either the New York Stock Exchange or the NASDAQ.

Headquarters for our global enterprise will remain in Calgary, Alberta, Canada, and I’m honored to continue as President and CEO, together with Sanjay Bishnoi as Senior Vice President and CFO. Enerflex will also welcome to its Board of Directors, one member of Exterran’s Board.

The deal has been unanimously supported by both companies’ boards and subject to necessary approvals. We anticipate closing the transaction in the second or third quarter of 2022. Regarding the pro forma business, Enerflex will benefit from a capital structure that will provide financial flexibility and ample liquidity. The resiliency of our energy infrastructure platform underpins a new bank adjusted total net leverage covenant of 4.5x and our expected net debt-to-EBITDA of approximately 3.0x at transaction close is expected to decline to between 2.5 to 3.0 within 12 to 18 months of closing. I’ll also draw your attention to Slide 14.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	3

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

As illustrated, funding of in-flight capital projects will result in 2022 expenditures exceeding cash generated by the companies — by the combined entities operations. However, beginning in 2023, we expect the combined entity to generate approximately $200 million to $250 million in excess free cash flow, inclusive of synergies.

Recall that these are U.S. dollars, with further improvement expected in the following years. Excess free cash flow will prioritize balance sheet strength, shareholder returns of capital and disciplined investment in that order.

In closing, this transaction results in improved scale, financial flexibility, downside resiliency and robust free cash flow generation after 2022. We firmly believe in the merits of the transaction and are excited for the opportunity to move forward as a more efficient company that is better positioned to serve our global markets. Thanks for joining us today. We will now be happy to take any questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Aaron MacNeil of TD Securities.

Aaron MacNeil TD Securities Equity Research—Equity Research Analyst

Congrats on what I’m sure is a lot of hard work of putting this all together. On the synergies, can you provide any additional details in terms of what the $40 million actually entails? Obviously, I saw the slide in the breakdown there and can realize there’s some sensitivities around synergies. But I guess what I’m really trying to get out of your answer is your confidence level in meeting or exceeding the figure, timing in terms of, again, saw the 12 to 18 months, but if a portion of the synergies could be realized a bit more quickly. And is there any redundant facilities that you might be able to monetize in the near term?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Aaron, this is Marc. Thanks a lot for the question. We’re highly confident in the $40 million number. We’re going to keep the time frame of $12 million to $18 million. And that $40 million is largely overhead and corporate synergies. We’re not really prepared at this time to talk about any facility rationalization of any kind. But just to answer your question more directly, $40 million, we’re confident, and the 12-to 18-month time frame is what we’re going to talk about.

Aaron MacNeil TD Securities Equity Research—Equity Research Analyst

Understood. From an equipment sales perspective, my understanding is that Exterran doesn’t really have a Canadian presence. It’s focused on the processing and not the compression side of the U.S. market and is largely focused on infrastructure internationally. So I guess, is that the correct way to think about it?

And then on the Engineered Systems side, do you have any sense of what your combined processing market share would be in the U.S.? And are there any other areas where you may have consolidated your market share with the transaction?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Aaron, I don’t have a specific market share number for you for U.S. gas processing. I mean the good news is I think we’re at the beginning of a 3- to 5-year up cycle in that business, and it’s been quite quiet throughout the pandemic. I would like to correct you, the Exterran experience of cryogenic gas processing. A lot of the expertise resides in the U.S., but they’ve really been serving global cryogenic gas processing markets for a long time, for decades.

So it is the right way of thinking about it. Some of the — Exterran doesn’t have a compression packaging operation in the U.S., Enerflex certainly does. And Enerflex has been engaged in gas processing for some years, but we definitely don’t have the expertise or the experience list, especially in cryogenic gas processing. In Canada, we call it deep cut gas processing that Exterran does. And so we’re really excited at the possibilities of having those 2 companies come together and offer the full suite of solutions to global customers, frankly.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	4

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

Aaron MacNeil TD Securities Equity Research—Equity Research Analyst

Okay. Great. And last question for me on the potential for a new note issuance. I mean, should we expect something relatively quickly in light of expectations for rising interest rates? Or do you feel like the facility in place gives you enough flexibility to maybe wait until you flushed out some of the other synergies and other financial factors, I guess.

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Aaron, it’s Sanjay. Our intention is to issue notes in conjunction with the closing of the transaction, which we anticipate Q2, Q3. So we actually — even though we’ve got the bridge financing in place and that would convert to a 5-year term loan. So we’ve got a lot of runway on the committed financing. We do anticipate if market conditions are right, going to market and replacing that with a more permanent solution.

Operator

Next question comes from Tim Monachello of ATB Capital Markets.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Congrats on the transaction here. Aaron touched on a lot of the questions that I had. So I’ll keep it a little bit shorter here. In terms of competition reviews, obviously, not a lot of overlap in Canada, a little bit more in the U.S. Internationally, it’s a little bit muddy for investors to see where the overlap is. Is there any international markets where competition review might be more pertinent? Or can you speak a little bit about the — any potential competition review? — issues within the portfolio?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Yes, Tim, thanks. We’re not going to get into specific countries. We’ve done a lot of due diligence in preparing for the deal in this announcement today to try to digest that. We don’t see any roadblocks from the regulatory front. It doesn’t mean that we don’t have to do work. But we’ve done a pretty thorough analysis of the regulations in the different countries within we operate — within which we operate. And we feel good about our ability to pass those regulatory hurdles in the next 4 to 6 months.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Okay. In terms of, I guess, top line synergies. Can you speak a little bit about, one, how the Water solutions business fits in with Enerflex’s longer-term strategy? And two, if there’s any projects that you see operational synergies in terms of execution, given Exterran’s international footprint?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Well, sure, it’s a little bit too early to talk about operational synergies on existing projects. As it pertains to the water business and how it fits in to Enerflex’s strategy. Exterran has a couple of great [ECO] projects, which we traditionally call BOOM, but frankly, they’re multiyear take-or-pay asset ownership or energy infrastructure projects.

So we like energy infrastructure. We like the counterparties, very stable cash flow. So that all fits into the strategy very clearly. We’ve learned a lot about the water business throughout due diligence. And the more we learned, the more we like and the more we’re impressed at the work that the Exterran team has done. One of the things that’s interesting is it serves the same customers we currently serve with natural gas solutions.

So to that point of view, it’s quite nice that it’s the same people looking to us for solutions. In a lot of ways, the water business is modular, too, which comes down to our core competency in modularized solution. So it fits quite well and we’re interested in learning more and seeing those 2 big BOOM projects in the Middle East get executed over the coming year.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Okay. Great. And then just one for Sanjay. Long term, can you just talk a little bit about where you see the capital structure finding a home in terms of amount of total leverage that you’re targeting for the business? And how much do you think will be on the term and how much of the other the bank side of it?

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	5

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Yes. We expect to close the transaction as we mentioned, around 3x leverage. That will go up to the mid-3s as we complete some of these in-flight projects. But then very quickly, within 12 to 18 months of closing, we anticipate paying down leverage to about 2.5 to 3x. And we think that’s a really healthy range for leverage. I’d say that our plan is to have a lot of liquidity through the revolver. I think the current structure, as it’s structured now with $925 or more sort of term like debt and then $600 million of revolver capacity will be plenty of liquidity for the business go forward.

And as Marc mentioned in his introductory comments, when we get to 2023 and we’re on the other side of these projects, there’s a tremendous amount of cash flow, and we think that gives us a lot of optionality in the business to either pursue other growth avenues or to return money to shareholders.

Operator

Our next question comes from Keith Mackey of RBC Capital Markets.

Keith MacKey RBC Capital Markets, Research Division—Analyst

I’m just curious about the close process, you mentioned Q2 to Q3, but you’re not expecting any major regulatory issues as well. Can you maybe just discuss a little bit more broadly, the work that’s involved in closing the transaction and sort of what goes into the timeline that you’ve identified?

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Yes. Sure, Keith. So logistically speaking, there’s a couple of key steps to get through. Both Exterran and Enerflex need to go through shareholder votes. And then we also have a handful of countries that we need to file, regulatory filings in each of those countries. And it’s really just — we’ve allocated enough time to sort of deal with the — with any sort of time frames that each of those jurisdictions may require.

We don’t anticipate any issues with those filings at this time. But we — the guidance we’re giving is really to allow for enough time to judiciously get through each of those reviews.

Sorry, I just wanted to add one comment. We did find a typo in our prepared remarks that we referred to all figures being in U.S. dollars. The one figure that we found in the comments that was in Canadian dollars is our fourth quarter Engineered Systems bookings of CAD 300 million. That 300 million is in Canadian dollars.

Operator

(Operator Instructions) Our next question comes from Sunil Sibal of Seaport Global Securities.

Sunil K. Sibal Seaport Global Securities LLC—MD & Senior Energy Infrastructure Analyst

Congratulations on the transaction. I was just curious if you could talk a little bit about how this transaction came about. Obviously, equity markets have been somewhat volatile. And is that something you have been — this combination is something that you’ve been in works for some time or kind of just curious how this came about.

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Sure, Sunil, this is Marc. We’ve — I think we’ve thought about a business combination between the 2 companies. You could go back a decade — there’s just so much commonality in the culture and the capabilities and the business and the markets we serve.

We started looking at it seriously over a year ago. And we felt that we have a certain amount of certainty that the pandemic-induced downturn in our businesses was nearing the bottoming. And we sort of processed it and had conversations together over that last year, culminating in the announcement today.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	6

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

Sunil K. Sibal Seaport Global Securities LLC—MD & Senior Energy Infrastructure Analyst

Okay. Got it. And then obviously, you had provided guidance to ‘23. I was just curious, how do you see the combined enterprise growth potential beyond that? Should we be thinking more like low to mid-single digits kind of a growth? Or do you see potential to expand on the top line further than that?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Well, Sunil, we definitely undertook this transaction thinking about future growth opportunities for the business, for our people, for our capabilities. So we do think past 2023, there are significant opportunities to use this.

The enhanced scale. We feel like we’re have the right cost structure, the right capital structure to serve our customers globally throughout 2022 and into 2023. It’d be too early to give any predictions about specific top line growth, but we’re definitely doing it to set the company up for growth for the right kind of sustainable growth.

Sunil K. Sibal Seaport Global Securities LLC—MD & Senior Energy Infrastructure Analyst

Okay. Got it. And then one last one, more of a macro question. How do you see the industry structure? Obviously, this is a significant transaction in the space. But do you have any views on how the industry structure evolves from here on?

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Not really, Sunil. I think that throughout the pandemic and after the shale boom of 2016 to 2019, there was a lot of calls from shareholders for returns, for focus on profitability. I think that led a lot of industry watchers to say this might be the right time for consolidation, so companies can get the right cost structures, the right capital structures to serve all their stakeholders, shareholders, employees, customers.

And so I think that, that’s all very logical. And in a lot of ways, you can frame this transaction in those terms. And I feel that in energy services, in energy transition companies that are looking to serve the energy transition markets, people that are trying to reduce the water intensity of the oilfield and other industrial users, I think it makes a lot of sense for companies to have the scale to take on these challenges that are going to be big challenges, there could be meaningful challenges and they need the right cost structure to do it to serve those customers. So that’s the way I would see the industry going forward, and we’re happy to be part of it.

Operator

And we have a follow-up from Tim Monachello of ATB Capital Markets.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Just a quick follow-up regarding the bookings number for Q4. That would include bookings associated with the USD 165 million Middle Eastern gas processing project announced subsequent to Q3, correct?

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Are you talking about the Enerflex Q3 announcement?

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Yes.

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

It would include that.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

It would include that. Okay.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	7

JANUARY 24, 2022 / 1:30PM GMT, Enerflex Ltd and Exterran Corp to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure M&A Call

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

It does include that, Tim. And just I didn’t quite hear the number that you repeated for that deal. Do you mind to saying that again, it sounded high to me.

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

Well, I believe the revenue number for the deal over the 10-year term was $165 million.

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Yes. Yes. So that’s the revenue that ...

Tim Monachello ATB Capital Markets Inc., Research Division—Analyst of Institutional Equity Research for Energy Services

The bookings number would be different, yes.

Sanjay Bishnoi Enerflex Ltd.—Senior VP & CFO

Correct. Yes. Correct.

Operator

Thank you. And speakers, I see no further questions in the queue. I will turn it back over to Marc Rossiter for closing remarks.

Marc Edward Rossiter Enerflex Ltd.—President, CEO & Director

Thank you, operator, and everyone joining us for the call. I’ll close by saying that I’m as curious about the equipment we build, service, install and operate today as I was in September 1996 when I joined the company.

It was a smell of the welding materials in the shop and the machine tools in the shop, the loud noises of people making vessels and using impact tools to build the packages. And frankly, the overall energy of the engineers, designers, trades people all working together to create these solutions for our customers that attracted me to this industry in the first place.

This transaction is transformational at scale. It is about creating as positive future for our shareholders, customers and suppliers as it is for providing the same positive future for the people at Exterran and Enerflex that will soon be teammates.

The transaction is rooted in a profound respect for our collective histories, for the equipment and for all the people that lay their skilled hands on the equipment to provide energy security for our communities and our world. I would like to once again thank you for joining us on the call and wish you all a good day.

Operator

This concludes today’s conference call. Thank you all for participating. You may now disconnect, and have a pleasant day.

DISCLAIMER

Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Briefs are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT BRIEFS REFLECTS REFINITIV’S SUBJECTIVE CONDENSED PARAPHRASE OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT BRIEF. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2022 Refinitiv. All Rights Reserved.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	8

No Offer or Solicitation

This transcript is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Transaction, Enerflex and Exterran will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively, and an information circular regarding Exterran. After the Registration Statement has become effective, the definitive proxy statement/prospectus will be mailed to Exterran stockholders. The information circular will be mailed to Enerflex shareholders. Both the definitive proxy statement/prospectus and information circular will contain important information about the proposed Transaction and related matters. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND INFORMATION CIRCULAR, AS APPLICABLE, CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, the information circular, and other relevant materials in connection with the Transaction (when they become available) and any other documents filed by Enerflex with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov and with SEDAR may be obtained free of charge from the SEDAR’s website, at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1 403. 387.6377. The documents filed by Exterran with the SEC may also be obtained free of charge at Exterran’s investor relations website at https://www.exterran.com/EXTN. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000.

Participants in the Solicitation

Enerflex, Exterran and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s ’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021 and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s Annual Information Form, which was filed with SEDAR on February 24, 2021. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s investor relations website at https://www.enerflex.com/investors/index.php. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3 or by calling +1.403.387.6377. Additional information regarding the interests of all such Exterran directors and officers in the proposed transaction will be included in the proxy statement relating to the Transaction when it is filed with the SEC.

REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. ‘Refinitiv’ and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.	9